UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Magna International Inc.

Ontario, Canada	001-11444	98-0037983
(State or other jurisdiction of	(commission file number)	(IRS Employer Identification No.)
incorporation or organization)

337 Magna Drive, Aurora, Ontario, Canada L4G 7K1

(Address of principal executive offices)

Bassem A. Shakeel (905) 726-2462

(Name and telephone number, including area code,
of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Introduction

Magna International Inc. (herein referred to as “Magna”, “we”, “us” or “our”) is a leading global automotive supplier with 315 manufacturing operations and 82 product development, engineering and sales centres in 29 countries. We have over 128,000 employees focused on delivering superior value to our customers through innovative products and processes, and World Class Manufacturing. For the 2013 reporting year, our product capabilities included:

Interior Systems:  Garnish & Hard Trim; Overhead Systems; Soft Trim & Cargo Management Systems; Door Panels; Cockpit Systems.

Seating Systems: Complete Seating Systems; Seat Structures and Mechanisms; Foam & Trim Products.

Closure Systems: Door Modules; Window Systems; Sealing Systems; Power Closure Systems; Latching Systems; Electronic Features; Handle Assemblies; Engineered Glass; Lighting Systems.

Body & Chassis Systems: Body Systems; Chassis Systems

Vision Systems: Interior Mirrors; Exterior Mirrors; Actuators; Electronic Vision Systems

Electronic Systems: Driver Assistance and Safety Systems; Intelligent Power Systems; Engine Electronics and Sensors; Industrial Products; Body Systems; Hybrid & Electric Vehicle Components/Systems.

Exterior Systems: Bumper Fascia Systems; Exterior Trim; Class A Body Panels; Structural Components; Modular Systems; Under Hood and Underbody Components.

Powertrain Systems: Driveline Systems; Fluid Pressure & Control Systems; Metal-Forming Solutions.

Roof Systems: Soft Tops; Retractable Hard Tops; Sliding Folding & Modular Roofs.

Vehicle Engineering and Contract Assembly: Engineering Services; Contract Manufacturing; Battery Systems; Fuel Systems.

Our products are designed, in large part, to meet the requirements and specifications of our automotive customers. Certain of these requirements and specifications entail the use of materials such as tin, tungsten and tantalum and gold (collectively, “3TG”, or “necessary conflict minerals”).

As an issuer with necessary conflict minerals present in certain of our manufactured products, we are subject to Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”) (17 CFR Parts 240 and 249b) and the Securities and Exchange Commission’s final rule on conflict minerals (the “Conflict Minerals Rule”) (Release No. 34-67716; File No.S7-40-10).

Magna’s policy with respect to conflict minerals can be found on its corporate website at: http://www.magna.com/docs/default-source/corporate-governance/conflict-minerals-policy-statement.pdf

Section 1- Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

a.              Conclusion based on Reasonable Country of Origin Inquiry

Magna has concluded in good faith that during the 2013 calendar year:

i.                  Magna has manufactured and contracted to manufacture products containing 3TG and has determined that the use of 3TG is necessary to the functionality or production of these products.

ii.               Based on the “reasonable country of origin inquiry” (“RCOI”) conducted, Magna has reason to believe that a portion of the Company’s necessary conflict minerals originated or may have originated, in the Democratic Republic of the Congo or an adjoining country specified in the Conflict Minerals Rule (collectively, the “Covered Countries”) and may not be from recycled or scrap sources.

b.              Description of RCOI Efforts

Magna’s RCOI for the 2013 reporting year was as follows:

As a downstream consumer of 3TG, Magna must rely on its direct suppliers to gather information about the origin of the 3TG contained in products supplied to us, including sources of 3TG supplied to our direct suppliers from their own suppliers. There are generally multiple tiers of suppliers between Magna and 3TG smelters and refiners.

2013 represents the first reporting year under the Conflict Minerals Rule. Given that data from prior years was not available with respect to the use of conflict minerals in its manufacturing supply chain, Magna determined that it would “cast a wide net” and request information from all direct production suppliers in 2013 (the “2013 Suppliers”). This initial communication requested that the 2013 Suppliers complete surveys based on the standardized template originally developed by the Electronic Industry Citizenship Coalition (EICC®) and The Global e-Sustainability Initiative (GeSI), known as the “Conflict Minerals Reporting Template” or “CMRT”.

The 2013 Suppliers were directed to:

•                  Complete the CMRT online by licensing the automotive industry’s preferred web-based reporting tool, the iPoint Conflict Minerals Platform (“iPCMP”), or alternatively, submitting the CMRT in Microsoft Excel spreadsheet format; and

•                  Request and obtain a completed CMRTs from their own production suppliers.

Concurrent with this distribution of the all-inclusive survey request to the 2013 Suppliers, Magna undertook a risk-based applicability assessment process to identify those 2013 Suppliers that were reasonably believed to represent the highest risk of supplying products or components to Magna that do or may contain 3TG from one or more of the Covered Countries for the period between January 1, 2013 and December 31, 2013.

i.                        Criteria used to conduct risk-based applicability assessment

The set of criteria used to conduct the risk-based applicability assessment of suppliers included: (i) the likelihood of 3TG content in supplied materials based on information available to Magna in its existing databases, including the International Material Data System (IMDS); and (ii) internal assessments by Magna purchasing personnel, engineering personnel and/or materials specialists.

As a result of the applicability assessment, suppliers were categorized as representing a “high”, “uncertain/undeterminable” or “low/no” risk that their products supplied to Magna contained 3TG. As indicated, while all 2013 Suppliers were sent the initial survey request, those suppliers in the “high” and “uncertain/undeterminable” categories were targeted for follow-up engagement in circumstances where a CMRT was not received. To ensure sufficiently broad coverage of our supply base in the first reporting year, suppliers with which Magna had high levels of annual spend (based on the prior fiscal year), were targeted for priority follow-up regardless of the risk category assigned to them through the applicability assessment.

ii.                     Engagement with supply chain

As a first step to engaging with the supply chain, Magna sent the initial survey request to direct production suppliers in February 2013 informing them about: the requirements of the Dodd-Frank Act and the Conflict Minerals Rule; Magna’s compliance expectations; and Magna’s requirement that they complete the CMRT by a specified deadline and engage with their suppliers to do the same. Suppliers were also given the opportunity to provide updated contact information to Magna, including designating a lead supplier contact for conflict minerals inquiries.

Since many of Magna’s suppliers are not SEC registrants subject to the Conflict Minerals Rule or were, at the time, unfamiliar with the reporting requirements, Magna also provided step-by-step instructions for responding to the Conflict Minerals Reporting Template. Additionally, Magna established a dedicated email address to facilitate supplier questions regarding the Conflict Minerals Rule or to request assistance in completing the Conflict Minerals Reporting Template. In order to increase awareness of the conflict minerals reporting requirements and to provide suppliers with additional tools to complete their CMRT, the initial request also encouraged suppliers to take advantage of, and directed them where to access, Automotive Industry Action Group (AIAG) and other resources on conflict minerals.

Magna also updated its standard global contract terms and conditions to require suppliers to provide information, or certifications, as to the origin of their products supplied to Magna. In addition, Magna updated its standard global supplier requirements manual (the “Manual”) to include Magna’s expectations regarding conflict minerals reporting. The Manual is incorporated by reference into our standard global contract terms and conditions. Purchase orders and other agreements in place with our direct suppliers are, however, typically in force for an extended period of time and we have limited ability to impose: (i) new contract terms, or (ii) other requirements that our suppliers must flow down to their own suppliers.

iii.                  Survey response review

Magna reviewed responses received from suppliers for red flags that would identify inconsistent, incomplete, or inaccurate responses. This red flag review was based on logical tests applied to 2013 Supplier responses provided to Magna. Responses that triggered select red flags were identified for follow up and suppliers were sent requests for clarifying information.

iv.                 Non-responsive suppliers; Responses in non-requested format

Non-responsive 2013 Suppliers registered in the iPCMP were automatically reminded at frequent intervals to respond to the survey within a specified time period. Magna also sent additional notifications to those 2013 Suppliers that did not respond in any manner to Magna’s initial survey request (and who did not register in the iPCMP).

2013 Suppliers that provided responses to Magna’s survey request with information in a format other than the CMRT were advised to resubmit their response in the requested format.

c. Results of RCOI

Magna sent 7,175 survey requests to the 2013 Suppliers. 3,095 of the 2013 Suppliers responded to Magna, representing a response rate of approximately 43% on a numerical basis, and 65% on the basis of Magna’s global annual spend with the 2013 Suppliers (based on the prior fiscal year).

Based on the RCOI conducted, Magna has reason to believe that a portion of its necessary conflict minerals originated in the Covered Countries and  such necessary conflict minerals may not be from recycled or scrap sources. Based on this result, Magna conducted due diligence activities on the source and chain of custody of these conflict minerals as described in Exhibit 1.02 (the “Conflict Minerals Report”).

Item 1.02 Exhibit

In accordance with Rule 13p-1 under the Securities and Exchange Act of 1934 (“Rule 13p-1”), Magna has filed this Specialized Disclosure Form (Form SD) and the associated Conflict Minerals Report and both reports are posted to Magna’s corporate website at: www.magna.com/investors/financial-reports-public-filings/conflict-minerals-report.

Section 2- Exhibits

Item 2.01 Exhibits

Exhibit 1.02 — Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Magna International Inc.
(Registrant)

/s/ “Michael G.R. Sinnaeve”	June 2, 2014
By: Michael G.R. Sinnaeve	(Date)
Vice President, Operational
Improvement & Quality